UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 261ST MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 6, 2015

1. DATE, TIME AND PLACE: On February 6, 2015, at 10:00 a.m., the meeting was held via conference call, pursuant to Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 3, article 17 of the Company’s Bylaws.

3. ATTENDANCE: The majority of members of the Board of Directors (“Board”), with the justified absence of Mr. Murilo Cesar L. S. Passos duly recorded.

4. PRESIDING BOARD: Chairman – Renê Sanda, pursuant to paragraph 1, article 16 of the Bylaws, and Secretary – Gisélia Silva.

5. AGENDA: Consider and vote on: (a) the Short-Term Incentive Plan (ICP Plan) and Individual Target Contracts of the Board of Executive Officers for fiscal year 2015; and (b) transferring the limit of funding operations of CPFL Energia to Rio Grande Energia S.A. (“RGE”), and amendment to the financing conditions, pursuant to the Board of Executive Officers Resolution 2015011-E.

6. DECISIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(vi.i) take cognizance of the main guidelines and structure for contracting short-term targets with the Board of Executive Officers for fiscal year 2015, and approve the assumptions of the Individual Short-Term Target Plans of the Board of Executive Officers of the Company (“ICP Plan”) for 2015, to be formalized via individual target contracts, following the favorable recommendation by the Human Resources Management Committee;

(vi.ii) approve, pursuant to items "p” and “u”, Article 17 of the Bylaws of the Company and to the Board of Executive Officers Resolution 2015011-E, following the favorable recommendation by the Budget and Corporate Finance Commission:

(vi.ii.i) changing the financing conditions for future funding operations by CPFL Energia, as approved in the 260th Meeting of the Board held on January 29;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(vi.ii.ii) transferring part of the limit of funding operations to RGE, while CPFL Energia will retain the remaining limit for future funding operations; and

(vi.ii.iii) offering of guarantee by CPFL Energia for loans to be contracted by RGE, for the term of one (1) year, recommending to the directors appointed by the Company in the Board of Directors of RGE to approve the respective loans.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Renê Sanda – Chairman, Francisco Caprino Neto, Claudio B. Guedes Palaia, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.